PRESS RELEASE

MS-325 for Magnetic Resonance Angiography submitted for approval in the EU

Berlin, June 7, 2004- Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that MS-325, its new contrast agent for Magnetic Resonance Angiography (MRA), has been submitted to the European Medicines Agency
(EMEA) for marketing approval in the European Union. MS-325 is designed for the detection of structural abnormalities in blood vessels and it is the first MR blood pool contrast agent which has successfully completed clinical development for vascular imaging. The product was developed together with EPIX Medical Inc. (Nasdaq: EPIX) and has already been submitted for marketing approval in the United States in December 2003. Schering owns the global marketing rights.
Millions of people world-wide suffer from various forms of vascular disease. In the EU alone, about 4 million patients per year have to undergo invasive, catheter-based X-Ray Angiography (XRA). MR Angiography with MS-325 may represent an alternative to XRA as a minimally invasive, safe and cost-effective way of visualizing the complete vascular system with a single injection. Due to the prolonged blood residence time of MS-325 as compared to currently available (extracellular) contrast media, MS-325 enhanced MRA will offer the clinician a more robust and flexible method to perform a comprehensive diagnostic work-up.

Additional information
About MS-325
MS-325 is a gadolinium-based Magnetic Resonance Imaging (MRI) blood pool contrast agent optimized for prolonged vascular enhancement. After intravenous injection, MS-325 binds reversibly to human serum albumin in plasma thus providing an extended imaging time window in addition to a higher relaxivity (efficacy) over currently available contrast agents. MS-325 is designed to provide more flexibility and versatility including high resolution scans in the clinical practice of MRA.
Summary of the MS-325 Clinical Trial Program
In all four phase III trials, based on blinded interpretation of about 3400 blood vessels in 672 patients with suspected or known vascular disease, MS-325 provided clinically significant improvement in diagnostic efficacy compared to non-contrast MRA. Furthermore, the overall accuracy of MS-325-enhanced MRA was as good as that obtained with X-Ray Angiography.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng